Mail Stop 03-06

April 19, 2005



Via Facsimile and U.S. Mail

Mr. Ronald J. Semanick
Chief Financial Officer
Paragon Technologies, Inc.
600 Kuebler Road
Easton, Pennsylvania  18040

	Re:	Paragon Technologies, Inc.
		Form 10-K for the fiscal year ended December 31, 2005 Form 8-K dated March 15, 2005
      File No. 001-15729


Dear Mr. Semanick:

      We have reviewed your filings and have the following comments.
We have limited our review to matters related to the issues raised in our comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed
at the end of this letter.
..


 Form 10-K for the fiscal year ended December 31, 2004

Notes to Consolidated Financial Statements - Page 34

Note 1.  Description of Business and Summary of Significant
Accounting Policies - Page 34

Revenue Recognition - Page 36

1. We note your disclosure on page 34 that contract terms provide for progress payments and a portion of the purchase price is withheld by the buyer until the system has been accepted. Explain in more detail the nature of and accounting for the acceptance rights. Discuss the specific criteria used to determine when a contract is substantially completed and whether or not this policy is followed consistently. Circumstances to be considered in determining when a project is substantially completed include, for example, delivery of the product, acceptance by the customer, departure from the site, and compliance with performance specifications. See paragraph 52 of SOP
81-1.

Note 8.  Contingencies - Page 46

2. We note that you sold your Easton, Pennsylvania facility and entered into a sale leaseback arrangement. We also note that this arrangement resulted in a total gain of $2.2 million, of which $1.4 million was recorded as a gain in fiscal 2003 and the remaining was deferred. Tell us supplementally and revise future filings to describe how you measured and accounted for the gain and why. Cite the accounting literature upon which you relied. See paragraph 33 of
SFAS 13 as amended by SFAS 28.

Item 9A. Controls and Procedures - Page 53

3. We note your disclosure that your "management, including [your] Chief Executive Officer and Chief Financial Officer, concluded that the Company`s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported as specified in the Securities and
Exchange Commission rules and forms." Revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. If you wish to include the definition of disclosure controls and procedures after your effectiveness conclusion, please ensure the entire definition is consistent with the definition included in Rule 13a-15(e) of the Exchange Act.

4. With respect to your disclosure of changes in internal control over financial reporting, please revise the language used in your disclosure in future filings concerning changes in your internal control over financial reporting to indicate whether there was any change to your internal control over financial reporting that has materially affected, or that is reasonably likely to materially affect, your internal control over financial reporting, consistent with the language used in amended Item 308(c) of Regulation S-K.

Form 8-K dated March 15, 2005

Exhibit 99.1

5. We note that you present non-GAAP financial measures in your press release other than EBITDA including but not limited to your discussion of net earnings and basic earnings excluding certain costs such as severance, interest expense, and the gain on the sale of SI/Baker. Your presentation of non-GAAP information does not appear to comply with Regulation G of Regulation S-K. Please revise future filings to either remove the discussion of non-GAAP financial information, or revise the presentation so that it does comply.
a. For each non-GAAP financial measure, present the most directly comparable financial measure calculated and presented in accordance with GAAP; and a reconciliation, by schedule or other clearly understandable method, which shall be quantitative for historical non-GAAP measures presented, and quantitative, to the extent available without unreasonable efforts, for forward-looking information, of the differences between the non-GAAP financial measure disclosed or released with the most comparable financial measure or measures calculated and presented in accordance with GAAP identified in paragraph (a)(1) of Item 100 of Regulation G.
b. For each non-GAAP measure, include a discussion, in sufficient detail related to the following:
i) The substantive reasons why management believes each non-GAAP measure provides useful information to investors;
ii) The specific manner in which management uses each non-GAAP measure to conduct or evaluate its business;
iii) The economic substance behind management`s decision to use each measure; and
iv) The material limitations associated with the use of each non-GAAP measure as compared to the use of the most directly comparable GAAP measure and the manner in which management compensates for these limitations when using the non-GAAP measure.
Refer to paragraph (e)(1)(i) of Item 10 of Regulation S-K and Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.




      *    *    *    *



      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tara Harkins, Staff Accountant, at (202)
824-
5496 or me at (202) 942-2861 if you have questions. In this regard, do not hesitate to contact Michele Gohlke, Branch Chief, at (202)
942-7903 if you have questions regarding these comments.



							Sincerely,



							Kate Tillan
							Assistant Chief Accountant


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Mr. Ronald J. Semanick
Paragon Technologies, Inc.
April 19, 2005
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